UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	In Line With its Business Model, TotalEnergies is Selling 50% of a Portfolio of Renewable Assets in Portugal (July 2, 2025).

Exhibit 99.2	Caribbean: TotalEnergies Expands its Partnership with AES from LNG to Renewable Energy (July 2, 2025).

Exhibit 99.3	Disclosure of Transactions in Own Shares (July 7, 2025).

Exhibit 99.4	Disclosure of Transactions in Own Shares (July 14, 2025).

Exhibit 99.5	Data & Digital: TotalEnergies and Emerson Sign a Strategic Collaboration to Boost the Value of Industrial Data (July 22, 2025).

Exhibit 99.6	Disclosure of Transactions in Own Shares (July 22, 2025).

Exhibit 99.7	United States: TotalEnergies Expands Its Investments in Sustainable Forestry Operations to Preserve Carbon Sinks (July 22, 2025).

Exhibit 99.8	TotalEnergies and CMA CGM to Launch LNG Bunkering Logistics Joint Venture to Accelerate Maritime Decarbonization (July 23, 2025).

Exhibit 99.9	Angola: Start-up of BEGONIA and CLOV Phase 3 Offshore Projects (July 23, 2025).

Exhibit 99.10	Second Quarter and First Half 2025 Results (July 24, 2025).

Exhibit 99.11	TotalEnergies confirms the second interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024 (July 24, 2025).

Exhibit 99.12	Indicative dates for 2025 and 2026 dividends (July 24, 2025).

Exhibit 99.13	Disclosure of Transactions in Own Shares (July 28, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: August 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer